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                        MORRIS, MANNING & MARTIN, L.L.P.
                          1600 ATLANTA FINANCIAL CENTER
                            3343 PEACHTREE ROAD, N.E.
                             ATLANTA, GEORGIA 30326



                                                                  (404) 504-7613
                                November 30, 2004

VIA EDGAR
Securities and Exchange Commission
Main Filing Desk
Stop 1-4
450 5th Street, N.W.
Washington, D.C.  20549-1004

RE: Behringer Harvard Opportunity REIT I, Inc. - Registration Statement on Form S-11 Relating to Proposed Sale of Up to 44,000,000 Shares of Common Stock

Ladies and Gentlemen:

        Our client, Behringer Harvard Opportunity REIT I, Inc. (the "Company"), is filing herewith a Registration Statement on Form S-11 with respect to the proposed offer and sale of up to a total of 44,000,000 shares of common stock, $0.0001 par value per share, of the Company.

        Funds in the amount of $55,748, representing the registration fee payable to the Commission, were transmitted to the Commission by wire transfer on November 23, 2004 (Reference Number 041124032250). Receipt of these funds was confirmed with the Staff prior to the filing hereof.

        The Company is a newly incorporated Maryland corporation that intends to qualify as a real estate investment trust under U.S. federal tax law. The Company was incorporated at the direction of its sponsor, the Behringer Harvard Funds (the "Sponsor"). The Sponsor also is the sponsor of various other real estate programs, including Behringer Harvard REIT I, Inc. and Behringer Harvard Short-Term Opportunity Fund I LP, each of which is offering securities pursuant to a registration statement on Form S-11 previously filed with, and reviewed and declared effective by, the Commission. We note that the Company's registration statement is based upon the registration statements of Behringer Harvard REIT I, Inc. and Behringer Harvard Short-Term Opportunity Fund I LP (in each case, as revised to reflect changes made in response to Staff comments), except that, to the extent the investment programs offered by the entities differ in their terms, we have revised the disclosure accordingly. We hope that you will take this into consideration when determining the level of the Staff's review, if any, of the Company's registration statement.

        Please do not hesitate to contact me at the telephone number above regarding the enclosed materials. In my absence, you may contact Rosemarie Thurston at (404) 504-7635 or James Sinnott at (404) 504-7637. My facsimile number is (404) 365-9532.

                                  Sincerely,


                                  /s/David M. Calhoun
                                  David M. Calhoun